Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2019

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2019

BACKGROUND

This Management’s Discussion and Analysis (“MD&A”) of Lithium Americas Corp. (“Lithium Americas”, the “Company”, or “LAC”), prepared as of May 14, 2019, should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements and the notes thereto (“financial statements”) for the three months ended March 31, 2019, and the audited consolidated financial statements and notes thereto for the year ended December 31, 2018, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Refer to Notes 2 and 3 of the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2019 and Notes 2 and 3 of the audited consolidated financial statements for the year ended December 31, 2018, for disclosure of the Company’s significant accounting policies. All amounts are expressed in US dollars, unless otherwise stated. References to CDN$ are to Canadian dollars. This MD&A contains “forward looking statements” and readers should read the cautionary note contained in the section entitled “Forward Looking Statements” contained in this MD&A regarding such forward looking statements.

OUR BUSINESS

Lithium Americas is a Canadian-based resource company focused on the advancement of two significant lithium projects: the Cauchari-Olaroz project (“Cauchari-Olaroz”), located in Jujuy Province of Argentina, and the Thacker Pass project (“Thacker Pass”), located in north-western Nevada, USA.  Cauchari-Olaroz is a lithium brine project and is owned by a legal entity in Argentina, Minera Exar S.A. (“Minera Exar”). Thacker Pass is a clay-based lithium property located in the McDermitt Caldera in Humboldt County, Nevada, and is 100% owned indirectly by the Company’s wholly owned subsidiary, Lithium Nevada Corp. (“Lithium Nevada”). In addition, through its wholly owned subsidiary, RheoMinerals Inc. (“RheoMinerals”), the Company also manufactures organoclay products at its plant in Fernley, Nevada, USA.

On October 31, 2018, the Company completed a series of transactions (together, the “Transaction”), pursuant to which, among other things, SQM POTASIO S.A. sold its interest in Minera Exar to a subsidiary of Ganfeng Lithium Co., Ltd. (“Ganfeng”). As a result of the Transaction, Lithium Americas’ interest in Cauchari-Olaroz increased from 50% to 62.5% with Ganfeng holding the remaining 37.5% interest.  In connection with the Transaction, Ganfeng provided Lithium Americas with a new $100 million unsecured, limited recourse, subordinated loan facility. In addition, Ganfeng also provided a loan to Minera Exar and Minera Exar repaid $25 million of its outstanding indebtedness to the Company. As part of the Transaction, the Company and Ganfeng established Exar Capital B.V. in the Netherlands as a jointly controlled entity to provide further financing to Minera Exar for the purpose of advancing the construction of the Cauchari-Olaroz project.

On April 1, 2019 the Company entered into a definitive transaction agreement whereby Ganfeng has agreed to subscribe, through a wholly-owned subsidiary, for 141 million newly issued shares of Minera Exar, for cash consideration of $160 million (such transaction, the “Project Investment”). On closing of the Project Investment, Ganfeng will increase its direct interest in the Cauchari-Olaroz project from 37.5% to 50%, with Lithium Americas holding the remaining 50% interest (each subject to the rights of JEMSE (the Government of Jujuy) to acquire an approximate 8.5% interest in Minera Exar).

Lithium Americas and Ganfeng have agreed to implement certain amendments to the Shareholders Agreement governing the Joint Venture, including the provision of equal representation on the Minera Exar board of directors and the Management Committee governing the Joint Venture. In addition, on closing of the Project Investment, Minera Exar is expected to repay an $8 million loan, together with accrued but unpaid interest thereon, that was previously advanced by the Company in order to provide interim funding used for the construction and development of Caucharí-Olaroz during the closing of the 2018 transactions between Lithium Americas and Ganfeng.

The Project Investment constitutes a related party transaction. Closing of the Project Investment remains subject to Ganfeng shareholder and regulatory approvals, the consent of BCP Innovation Pte. Ltd. in its capacity as lender

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2019

pursuant to the Company’s senior credit facility, the Company’s shareholder approval and other customary closing conditions.

Concurrently with the announcement of the Project Investment, the Company filed a technical report for the Cauchari-Olaroz project entitled “NI 43-101 Technical Report Updated Mineral Resource Estimate for the Cauchari-Olaroz Project, Jujuy Province, Argentina”, which increased the Measured and Indicated mineral resource at the Cauchari-Olaroz project by approximately 53% from the Company’s 2018 resource estimate, establishing the project as the second largest known brine lithium resource in the world.

The Joint Venture is governed by a Shareholders Agreement which provides for, among other things, (i) the formation of a management committee at Minera Exar (the “Exar Management Committee”) comprised of three representatives of the Company and two representatives of Ganfeng; (ii) the composition of the board of directors of Exar Capital B.V. and Minera Exar, being three representatives of the Company and two representatives of Ganfeng; (iii) the review and approval by the Exar Management Committee of programs and budgets and other key decisions; and (iv) the right of each party to purchase its pro rata share of the production. On closing, the Project Investment will result in changes to the Shareholders Agreement to reflect the new 50%/50% ownership by Lithium Americas and Ganfeng.

The Thacker Pass project is 100% owned by the Company and is a clay-based lithium project. It has been the subject of extensive exploration and processing development work. On April 5, 2018, the Company announced an increase in Measured and Indicated mineral resources of approximately 80% from the Company’s 2016 mineral resource estimate, establishing the Thacker Pass project as the largest currently known lithium resource in the United States. On June 21, 2018, the Company announced Preliminary Feasibility Study (“PFS”) results for the Thacker Pass project and on August 2, 2018 filed the PFS on SEDAR at www.sedar.com. The PFS demonstrates robust economics with projected after-tax NPV of $2.6 billion (at an 8% discount rate) and after-tax IRR of 29.3% assuming a price of $12,000/t for battery-grade lithium carbonate.

In addition, the Company’s wholly-owned subsidiary, RheoMinerals Inc., operates an organoclay manufacturing plant located in Fernley, Nevada, and manufactures specialty organoclay products (“RheoMinerals products”), derived from clays.  RheoMinerals’ products are used by the oil and gas industry as specialty viscosifier additives for drilling fluids and in other sectors.

The Company’s head office and principal address is 300-900 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1E5. The Company trades in Canada on the Toronto Stock Exchange and in the United States on the New York Stock Exchange (“NYSE”) under the symbol “LAC”. The Company operates in the United States through its wholly owned subsidiaries, Lithium Nevada Corp. and RheoMinerals Inc., in Argentina through a 62.5%-owned Joint Venture company, Minera Exar S.A. and a wholly-owned subsidiary, Potassium S.A., and in the Netherlands through a 62.5%-owned Joint Venture company, Exar Capital B.V. Additional information relating to the Company is available on SEDAR at www.sedar.com.

Q1 2019 HIGHLIGHTS

Project development and operations

Lithium Americas and Ganfeng continue to actively work with Minera Exar to advance construction, procurement and engineering at Cauchari-Olaroz with the goal of producing the highest quality battery grade lithium carbonate for the lowest cost.  Minera Exar is undertaking a feasibility study in respect of an increase in the stated production capacity of the Cauchari-Olaroz project from 25,000 tonnes per annum (“tpa”) to an aggregate of 40,000 tpa of lithium carbonate, as well as to advance certain permitting, design and other development planning activities at Cauchari-Olaroz.

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Development activities are on schedule with the advancement of detailed engineering, ponds construction, production wells drilling, camp construction, plant design and equipment procurement to support the start of production in the second half of 2020.

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2019

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Two evaporation ponds are completed, one pond is filled with brine and subsequent to the quarter end Minera Exar started filling the second pond and the third, partially completed, pond. Nine ponds are at various stages of construction. A total of seven wells are currently pumping brine to the ponds and three more wells are under construction.

•	Requests for quotations for most of the long lead equipment items are under evaluation. The first plant construction package was awarded and the contractor mobilized to perform the work.
•	A total of $73 million was advanced to Minera Exar in 2019 year to date (including $45.6 million by the Company) in the form of loans to fund the construction.
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As of the current date, 520 people are working at the site, 178 are Minera Exar employees and 342 are contractors. Current camp capacity at the site accommodates 554 people and an additional 128 beds will be added in 2019 in preparation for construction activities in addition to the operations camp capacity that will follow.

•	Initial Stage 1 capital cost estimate of $425 million, on a 100% basis and before value-added taxes (“VAT”), remains unchanged.
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The Company increased the Measured and Indicated mineral resource at its Cauchari-Olaroz project by 53% to 17.9 million tonnes of lithium carbonate equivalent (“LCE”) at 581 mg/L average grade and the Inferred mineral resource to 5.1 million tonnes of LCE at 602 mg/L. The updated Measured and Indicated mineral resource has not been used to update the assumptions in the Company’s detailed feasibility study, see discussion below.

Lithium Nevada:

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The permitting process for Thacker Pass is underway, with environmental baseline data collection complete and a conceptual Mine Plan of Operations (“MPO”) submitted to the Bureau of Land Management (“BLM”).  A final MPO is forecasted to be submitted to the BLM in the second half of 2019.

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A process testing facility has been constructed and commissioned in Reno, Nevada to optimize the process (predominantly to reduce the consumption of sulfuric acid), prepare tailings samples for stability and geochemical analysis and to provide feed samples to vendors who will design the equipment and provide performance guarantees. The Company is considering the production of lithium hydroxide directly from lithium sulfate to provide added flexibility to market demand.

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The Company intends to prepare a NI 43-101 compliant definitive feasibility study detailing the status of the permitting process and outcomes of the 2018 exploration program and process testing facility testing in due course, along with other applicable updates.

•	The Company is evaluating potential partnership and financing scenarios for Thacker Pass.

RheoMinerals:

•	RheoMinerals’ sales for the three months ended March 31, 2019 were $1.3 million (2018 – $1.1 million).
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As a result of lower than expected sales, in Q4 2018 the Company recognized an $11.58 million impairment of Organoclay property, plant and equipment. In April, 2019, the Company reviewed RheoMinerals’ business plan and implemented cost-reducing measures with the aim to make the business profitable.

Finance:

•	As at March 31, 2019, the Company had $36.2 million in cash and cash equivalents.
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The Company has a $205 million credit facility to finance its share of capital expenditures in Minera Exar. Since the inception of the credit facility, the Company has drawn $63.1 million ($17.5 million of which was drawn in 2018, $37.5 million in Q1, 2019 and $8.1 million subsequently to Q1 2019).

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2019

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As part of the Transaction, Ganfeng also provided LAC an additional $100 million unsecured, limited recourse, subordinated loan facility, which is undrawn at the date of this MD&A, increasing LAC’s overall credit availability to $241.9 million (net of drawdowns to date). The proceeds of the subordinated loan facility are available to the Company to be used for general corporate purposes.

Corporate:

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Tom Hodgson has retired as Chief Executive Officer and as a director of the Company, effective May 15, 2019. The Board of Directors has appointed Jonathan (Jon) Evans, currently President and Chief Operating Officer, to the role of President and Chief Executive Officer and to replace Mr. Hodgson on the Board. Mr. Hodgson has agreed to stay on as a consultant to assist with the transition and will continue to support the Company as needed.

OUTLOOK

The Company continues to focus on advancing the Cauchari-Olaroz and Thacker Pass projects to production to meet the growing global demand for lithium.

In Argentina, the Company’s primary focus is continuing the construction and development of the Caucharí-Olaroz lithium project. Pond construction is on schedule to complete all evaporation ponds covering 12 km2 during the first quarter of 2020. Processing plant construction has commenced and is expected to be completed in the second half of 2020 and the project remains on track to reach production under the current development plan in the second half of 2020.  Minera Exar is undertaking a feasibility study in respect of an increase in the stated production capacity of the project from 25,000 tpa to an aggregate of 40,000 tpa of lithium carbonate, as well as certain permitting and development work in advance of an expansion decision.

Additionally, the Company continues to advance engineering work and mine plan design for its Thacker Pass project in Nevada, USA. The Company has also completed environmental baseline data collection and is advancing its permitting applications. The final Mine Plan of Operations is expected to be submitted to the BLM and the Environmental Impact Statement (“EIS”) process under the National Environmental Policy Act is expected to commence in the second half of 2019.

Following the release of the Preliminary Feasibility Study in August 2018, through development of a process testing facility in Reno, Nevada, the Company is considering the production of lithium hydroxide directly from lithium sulfate to provide added flexibility to future market demand. The testing and optimization is well underway, and the results will be used to prepare a definitive feasibility study for the Thacker Pass project, which is expected to be released in due course.

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2019

DESCRIPTION OF BUSINESS

Cauchari-Olaroz Project, Jujuy Province, Argentina

FIGURE A FILLING OF THE SECOND EVAPORATION POND.

FIGURE B CAMP AND PLANT CONSTRUCTION SITE.

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2019

Resource Update

On April 1, 2019, the Company published the technical report dated March 31, 2019, with an effective date of March 1, 2019, entitled “NI 43-101 Technical Report Updated Mineral Resource Estimate for the Cauchari-Olaroz Project, Jujuy Province, Argentina” (“Cauchari TR”). Included in the Cauchari TR is an updated Mineral Resource estimate for the Cauchari-Olaroz Project as summarized in the table below, reported on a 100% project equity basis. LAC no longer reports a potassium Mineral Resource on the project.

Mineral Resources

The Mineral Resource estimate below is expressed relative to a lithium grade cut-off of greater than or equal to 300 mg/L.

Updated Mineral Resource Estimate for Lithium at the Cauchari-Olaroz project
Category	Average Lithium Grade (mg/L)	Brine (m3)	Lithium Metal	LCE (tonnes)
Measured	587	1.11E+09	651,100	3,465,700
Indicated	580	4.70E+09	2,726,300	14,511,500
Measured + Indicated	581	5.81E+09	3,377,400	17,977,200
Inferred	602	1.59E+09	957,400	5,096,000

Notes:

(1)	The Mineral Resource estimate has an effective date of February 13, 2019.
(2)	Mineral Resources have a cut-off grade of 300 mg/L of lithium.
(3)	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resource will be converted to Mineral Reserves.
(4)	LCE is calculated based on the following conversion factor: mass of LCE = 5.322785 x mass of lithium metal.

The updated resource provided above constitutes a change of -1% for total average lithium concentration of Measured + Indicated (585 mg/L vs. 581mg/L) and a change of +53% for total LCE Measured + Indicated (11,752,000 tonnes LCE vs. 17,977,200 tonnes LCE). The increase in overall mass can be attributed to the expansion and deepening of the Resource Evaluation Area based on exploration results obtained in 2017 and 2018. The decline in total average concentration can be attributed to the updated Resource estimate affected by the 2017 and 2018 range of samples collected in SdO and Archibarca areas of the Cauchari-Olaroz Project. When spatially averaged with the lithium concentration of SdC samples, which essentially dominated the prior estimate, the updated estimate has a relatively small percentage decrease in the overall concentration of lithium.

Technical Information

Detailed scientific and technical information on the Cauchari-Olaroz Project can be found in the Cauchari TR that was filed with the securities regulatory authorities in each of the provinces of Canada on April 1, 2019. The Cauchari TR has an effective date of March 1, 2019 and was prepared by Ernest Burga, P.Eng., David Burga, P.Geo., Wayne

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2019

Genck, P.Eng. and Daniel Weber, P.G., RM-SME, each of whom is a “qualified person” for the purposes of NI 43-101.

Project Development Status

•	Evaporation pond construction continues as scheduled. Minera Exar has secured the supply of liners for the ponds under construction and is progressing with installation and testing.
•	A campaign to complete production wells is progressing as planned and additional resources/equipment were mobilized to site.
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Engineering continues and is on track to support carbonate plant construction packages and to continue with ponds construction. The first plant construction work package has been awarded (platform for operations camp and carbonate plant) and the contractor was mobilized at the site. The procurement team has developed the list of critical and long lead items to support the current project schedule and most of the requests for quotations (RFQs) associated with those items have been issued. Firm proposals have been received and are under evaluation; contracts are expected to be awarded in accordance with the schedule, including the supply of the main buildings structural steel that was already awarded, as well as the operations camp.

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Progress was made on the construction of facilities and infrastructure to transport brine to ponds from existing wells and on additional platforms and roads to support the production wells campaign and brine transportation.

•	Minera Exar continues the permitting process for the gas pipeline with a gas transportation company.
•	LAC and GFL remain committed to ensuring Caucharí-Olaroz is fully funded for the capital costs necessary to complete construction of the current 25,000 tpa development plan.
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The feasibility study work being undertaken is exploring an increase in initial production using current infrastructure under development, including the existing 12 km2 pond design under construction. Based on work completed by Minera Exar to date, the Company anticipates substantial capital cost efficiencies from the increased scale being considered.

Permitting

To date, Minera Exar has completed numerous environmental studies to support the establishment of Cauchari-Olaroz’s environmental baseline. Environmental evaluations have been performed for each stage of the project: construction, operation and closure. An Environmental Impacts Report for the exploitation phase was originally presented in connection with the mine plan under the initial reserve estimate and mine plan that LAC completed on Cauchari-Olaroz in 2012, and that was later modified to accommodate the current mine plan.

The update to the Environmental Impacts Report for the exploitation for the Cauchari-Olaroz project based on a 25,000 tpa rate of production and in the manner contemplated in the Stage 1 DFS (as defined below), was approved by the relevant provincial regulatory authorities in the latter half of 2017. In 2017, Minera Exar also received approval for the construction of the Cauchari-Olaroz project from the agency in Jujuy tasked with assessing the impact and benefits to the province of any proposed lithium project.

The surface rights of the area subject to exploitation are owned by local aboriginal communities. In 2017, Minera Exar signed contracts with each aboriginal community to have the right to explore the property and for surface use, water use, transit, and building ponds and facilities. Most of these contracts also cover development and mining operations by Minera Exar. For those contracts in which development and mining are not specifically addressed, Minera Exar is working with the relevant community to extend the coverage of the contract to those areas. Minera Exar is also supporting local communities through a number of infrastructure and education programs.

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2019

Workforce

Minera Exar’s office in Jujuy is coordinating recruitment and other human resource initiatives in the regional community. Considering the Company’s commitment to the local communities, numerous local service providers have been engaged to provide services to Minera Exar and a training program is in place, providing operations training to people in the local communities. A proactive approach was taken to develop a training program for positions to be filled during construction and operations, which includes manuals and practice activities at site.

On May 1, 2019, as a result of a car accident on the highway from Jujuy to the project site one contractor was killed and one was injured. The contractors were not performing services for Minera Exar at that time, but Minera Exar intends to implement additional safety protocols to impress upon all contractors the high priority Minera Exar places on safety.

JEMSE Arrangement

During 2012, Minera Exar granted a conditional right to Jujuy Energia y Mineria Sociedad del Estado (“JEMSE”), a mining investment company owned by the government of Jujuy Province in Argentina, to acquire an 8.5% equity interest in Minera Exar for one US dollar and provide management services as required to develop the project.

If the conditions are met and it exercises its right, JEMSE will be required to provide its pro rata (8.5%) share of the financing requirements for the construction of the Cauchari-Olaroz project. These funds will be loaned to JEMSE by the shareholders of Minera Exar and will be repayable out of one‑third of the dividends to be received by JEMSE over future years from the project. The annual distribution of dividends from Minera Exar to all shareholders including JEMSE, will only be considered once all Minera Exar's annual commitments related to the project’s debt have been met.

Project Financing

In 2017, the Company closed two financings, with Ganfeng and with Bangchak. Between the two financings, Lithium Americas raised approximately $285 million in debt and equity.

In connection with the Transaction, Ganfeng has provided Lithium Americas with a new $100 million unsecured, limited recourse, subordinated loan facility. In addition, Ganfeng has also provided a loan to Minera Exar and Minera Exar repaid $25 million of its outstanding indebtedness to the Company.

See further details on the project financings in the section entitled “Liquidity and Capital Resources” below and under “Our Business”, and “Q1 2019 Highlights” above.

Political and Economic Changes in Argentina

The Argentine economy underwent significant positive changes in late 2015, 2016 and 2017 as a result of measures that the new government took to reduce or remove controls and restrictions on capital flows. Since taking office in December 2015, President Mauricio Macri has moved swiftly to appoint a business-friendly cabinet and implement a series of major fiscal, political and regulatory policy measures. President Macri lifted foreign exchange controls that had been in place since 2011, and abolished export taxes on many agricultural and industrial goods, including lithium. Additionally, the Province of Jujuy, where the project is located, is very supportive of the development of the project.

Argentina enacted comprehensive tax reform (Law No. 27,430 (the “Law”)), through publication in the Official Gazette on December 29, 2017. The Law was generally effective January 1, 2018. Specifically, the Law introduces amendments to corporate income tax, personal income tax, VAT, tax procedural law, criminal tax law, social security contributions, excise tax, tax on fuels and tax on the transfer of real estate. It also establishes a special regime comprising an optional revaluation of assets for income tax purposes. The reform, coupled with an agreement with Argentina’s provinces to reduce regional sales taxes, is expected to reduce the Company’s tax burden and improve the efficiency of the taxation system.

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2019

2018 was a challenging year for Argentina’s economy with a drought negatively affecting agricultural sector revenues and exports, the devaluation of the peso and high inflation, and the economic downturn continued in Q1 2019. The country sought financial support from the International Monetary Fund to help provide stability to the currency. On September 4, 2018, the Argentinian authorities issued Executive Order No. 793/2018 establishing an export tax of 12% over all goods exported from Argentina, applicable from September 4, 2018, to December 31, 2020.  The tax is capped at 4 Argentinian pesos per U.S. dollar for primary products, including agricultural goods, and 3 pesos per dollar on other exports. This action was part of a larger plan that included other austerity measures and invoking an International Monetary Fund assistance loan.

Planned Activities on the Project

In the near term, the Company’s development plan at Cauchari-Olaroz includes the following principal activities:

-	Evaporation Ponds – Completion of all evaporation ponds is targeted for Q1 2020.
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Production Wells – Construction of production wells is underway, there are currently three production drilling rigs at site, three more are scheduled to be mobilized in May 2019 and another one in June 2019 with the objective to have seven at the site by the end of Q2 2019.

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Construction – Contracts have been awarded for earthworks (plant and operations camp), concrete supply and other key items. Construction of the plant and operations camp continue as planned. Concrete works for the plant foundations are expected to commence by the end of Q2 2019.

-	Staffing – Minera Exar continues the process of hiring staff for the construction. Operations camp construction contracts are in final stages of negotiations.
-	Procurement – Minera Exar is in the process of reviewing proposals for long lead items and expects to finalize such awards in due course, including liner supply contracts for the remaining ponds.

Thacker Pass Project, Nevada, USA

The Company is advancing the 100%-owned Thacker Pass project, a clay-based lithium property located in the McDermitt Caldera in Humboldt County, Nevada (“Thacker Pass” or the “Project”), through its wholly owned subsidiary, Lithium Nevada Corp. (“Lithium Nevada”).

Project Details

The Thacker Pass project is located in Humboldt County in northern Nevada, USA. The Project is situated at the southern end of the McDermitt Caldera, approximately 100 km northwest of Winnemucca, 33 km northwest of Orovada, and 33 km due south of the Oregon border. The Project is accessible via a paved highway with good regional infrastructure including power and rail.  Northern Nevada is recognized as one of the most concentrated areas in the world for skilled mining labor and services.

The Project has been designed to avoid environmentally-sensitive and rugged terrain, which is expected to reduce permitting timelines, construction risk and costs. The plant and tailings facilities are in the low-lying area of Thacker Pass and immediately adjacent to the pit, which houses the Thacker Pass deposit, the largest known lithium deposit in the USA and highest-grade known sedimentary lithium deposit in the world.  The flat and expansive terrain allows for a compact footprint and future potential expansions.

Preliminary Feasibility Study (“PFS”)

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On April 5, 2018 the Company updated the Measured and Indicated mineral resource at its Thacker Pass project to 6.0 million tonnes of lithium carbonate equivalent (“LCE”) at 2,917 parts per million lithium (“ppm Li”) and the Inferred mineral resource to 2.3 million tonnes of LCE at 2,932 ppm Li. This represents an approximate 80% increase in the Measured and Indicated mineral resource from the Company’s 2016

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2019

resource estimate and currently establishes Thacker Pass as the largest known lithium resource in the United States.
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On June 21, 2018 the Company announced the PFS results and on August 2, 2018 filed the PFS for its Thacker Pass lithium project. The PFS, prepared and approved by WorleyParsons Canada Inc., demonstrates a design capacity of 60,000 tpa of battery-grade lithium carbonate (“Li2CO3”) with initial production capacity of 30,000 tpa (“Phase 1”) and increasing to 60,000 tpa (“Phase 2”), with a life of mine (LOM) of 46 years. The PFS contemplates average LOM operating costs of $2,570/t of Li2CO3, net of credits from sulfuric acid and electricity sales. Initial capital costs, including a 19% contingency, are estimated at $581 million for Phase 1, and $478 million for Phase 2. Average annual EBITDA of $520 million ($246 million – Phase 1), after-tax NPV of $2.6 billion (at an 8% discount rate) and after-tax IRR of 29.3% are projected, assuming a price of $12,000/t for battery-grade Li2CO3.

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Lithium Nevada has identified extensions of high-grade (average 3,998 ppm Li) and near-surface lithium mineralization adjacent and northwest of the proposed 2012 pit boundary. In addition, exploration drilling was completed during 2018 in the Southwest Basin, located less than two kilometers south of the PFS pit boundary, where lithium-enriched claystone was first discovered during the 2017 exploration program.

•	The PFS for Thacker Pass, with effective date August 1, 2018, is available on SEDAR website, www.sedar.com.

Metallurgical Process Development

•	The proposed process assembles and optimizes several commercially-proven techniques in metallurgy in a new configuration designed specifically for the processing of lithium bearing clays.
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A new process testing facility has been constructed and commissioned in Reno, Nevada to optimize the process (predominantly to reduce the consumption of sulfuric acid), prepare tailings samples for stability and geochemical analysis and to provide feed samples to crystallizer vendors who will design the equipment and provide performance guarantees.

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The results of the process testing facility test work will be used to finalize the design of the front-end of the process where lithium is extracted (dissolved) from the ore. In accordance with the PFS, this portion of the flowsheet currently represents nearly 40% of OPEX and additional test work will be conducted to optimize the efficiency of sulfuric acid while minimizing the dissolution of other elements.

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The crystallizer vendor will receive several bulk samples of lithium sulfate brine produced by the process testing facility in Reno. This vendor will produce lithium carbonate and lithium hydroxide from the lithium sulfate samples and also is expected to provide a performance guarantee for the plant-scale facility based on the results obtained on these bulk samples. The process to convert the lithium sulfate brine to lithium hydroxide and lithium carbonate will be tested and confirmed by the process testing facility.

Exploration

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Further exploration drilling commenced in Q2 2018 and concluded in Q4 2018.  Key activities included new surface geological mapping, a marker bed horizon study, expansion drilling at the proposed pit area, step-out drilling in the Southwest Basin (where high-grade lithium claystone was first discovered in 2017), and exploration of new target areas.

Permitting

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Lithium Americas began the permitting process in Q1 2018 by commencing baseline data collection and to date has performed more than 40 environmental baseline studies within the project area. The baseline data collection process was substantially complete by Q4 2018 and has since been fully completed.

•	A conceptual Mine Plan of Operations (“MPO”) was submitted to the BLM in Q4 2018 for review and comment. Final baseline reports, final MPO and a consolidated Environmental Report is expected to be

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2019

submitted to allow the BLM to prepare a Draft EIS in the second half of 2019. Approvals are forecasted to be issued following the regulatory conclusion of the Final EIS.

Environmental Sustainability

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Consistent with the Company’s focus on environmental sustainability, Lithium Nevada and the University of Nevada, Reno Foundation (“UNR Foundation”) founded the Great Basin Sagebrush Restoration Fund (the “Fund”). The Fund’s mission is to improve sagebrush habitat through effective habitat rehabilitation methods. The Fund is administered by the UNR Foundation. Since Lithium Nevada provided the seed financing to kick-start the long-term initiative, several major mining companies have made multi-year funding commitments, and it is anticipated that other industry partners will also participate to expand the research program.

•	The rehabilitation tools developed by the Fund have been recently deployed to assist a federal agency with the rehabilitation of federal lands impacted by recent large wildfires in Nevada.

Stakeholder Relations

•	The Company has developed a stakeholder engagement strategy that includes early and transparent engagement, continuous communication and feedback in the design process, and community benefits.
•	Open houses were held in Winnemucca and Orovada in July 2018 to communicate progress on the Thacker Pass project and answer questions.
•	Lithium Nevada is engaged with the local Tribal government and has made commitments to provide skills training and job opportunities.
•	The Company provided education funding for three local schools in 2017 and continued this engagement in 2018 and Q1 2019.

RheoMinerals Business

Most of RheoMinerals’ $1.3 million of sales in the three months ended March 31, 2019 (2018 - $1.1 million) were to oil and gas service sector customers.

In fiscal year 2016, RheoMinerals entered into a Technical Assistance and Royalty Agreement (the “Delmon Agreement”) with Delmon Co. Ltd., part of The Delmon Group of Companies (“Delmon”) in Saudi Arabia. Under this agreement, RheoMinerals has collaborated with Delmon in the design and construction of a manufacturing facility in Saudi Arabia (the “Delmon Plant”) for specialty additives used in oil-based drilling fluids. The initial product offering includes NAF-GEL organophilic bentonite and NAF-TROL HT organophilic leonardite products. RheoMinerals will receive $1.2 million (of which $1.1 million has been received) in progress payments upon Delmon achieving certain construction and operational milestones in addition to the reimbursement of expenses and costs of technical personnel. Under the Delmon Agreement, RheoMinerals will also receive royalties from future Delmon Plant production, including a 12.5% net profit royalty payable for seven years from the manufacturing completion date (as defined in the Delmon Agreement) and a 3% gross profit royalty on new products payable for seven years from the date of sale of any new product. The manufacturing plant has been successfully commissioned and product sales from the plant by Delmon are expected to commence in 2019.

As a result of lower than expected sales, in 2018 the Company recognized an $11.58 million impairment of Organoclay property, plant and equipment. In April 2019 the Company reviewed RheoMinerals’ business plan and implemented cost-reducing measures with the aim to make the business profitable.

11

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2019

SELECTED FINANCIAL INFORMATION

The following selected financial information is presented in thousands of US dollars, shares and equity instruments in thousands, unless otherwise stated and except per share amounts.

Quarterly Information

Selected consolidated financial information is presented as follows:

	2019	2018				2017
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	$	$	$	$	$	$	$	$
Total assets	139,748	103,939	108,105	103,868	107,866	113,491	118,462	86,017
Property, plant and equipment (“PP&E”)	6,866	5,423	17,488	17,730	17,859	18,070	18,078	17,876
Working capital	38,034	43,574	28,834	32,572	47,773	57,494	73,804	50,923
Organoclay sales	1,280	1,472	1,420	855	1,096	452	1,059	1,612
Expenses	(3,200)	(11,956)	(6,457)	(7,353)	(5,659)	(5,863)	(10,098)	(7,969)
Net loss for the period	(4,468)	(9,618)	(7,433)	(6,649)	(4,567)	(5,805)	(12,759)	(9,726)
Basic and diluted loss per common share	(0.05)	(0.11)	(0.08)	(0.08)	(0.05)	(0.05)	(0.15)	(0.15)

Note: Quarterly amounts added together may not equal to the total reported for the period due to rounding or reclassifications.

Changes in the Company’s total assets are driven mainly by financings, increases in loans and contributions to the Joint Venture and expenses in the period. In Q3 2017 the Company received $33,539 in accordance with the investment agreement with Bangchak. In Q1 2019 total assets increased primarily as a result of the $37,500 in loans made to the Joint Venture, funded by drawdowns from the credit facility, partially offset by the expenses incurred in the period.

Changes in the Company’s working capital are driven by financings, equity contributions and loans made by the Company to the Joint Venture, and expenses in the period. In Q3 2017 the working capital increased due to the closing of financings with Ganfeng and Bangchak and in Q4 2018 working capital increased primarily as a result of $25,000 in loans which were repaid by Minera Exar to the Company as part of the Transaction.

The increase in the Company’s expenses in Q4 2018 was a result of the $11,580 impairment of Organoclay property, plant and equipment, which also decreased PP&E in the same quarter, and $974 in transaction costs, partially offset by a $6,104 gain on increase of interest in Joint Venture as a result of the Transaction.

Rheominerals’ organoclay sales fluctuate from quarter to quarter mainly due to the timing of oil and gas drilling and completions activity of its US-based customers.

The increase in the Company’s net loss in Q3 2017 was a result of the increase in expenses and higher foreign exchange loss due to the strengthening of the Canadian dollar against the US dollar during the period. The Company holds most of its cash in US currency.

12

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2019

Results of Operations – Three Months Ended March 31, 2019 Compared to the Three Months Ended March 31, 2018

The following table summarises the items that resulted in the increase in net loss for the three months ended March 31, 2019 (Q1 2019) versus the three months ended March 31, 2018 (Q1 2018), as well as certain offsetting items:

Financial results	Three months ended March 31,		Change
	2019	2018
	$	$	$
Organoclay sales	1,280	1,096	184
Cost of sales	(1,469)	(1,677)	208
Exploration expenditures	(1,181)	(1,400)	219
Organoclay research and development	(112)	(133)	21
General and administrative expenses	(1,910)	(2,017)	107
Share of gain/(loss) in Joint Venture	1,384	(164)	1,548
Stock-based compensation	(624)	(1,945)	1,321
Transaction costs	(757)	-	(757)
Foreign exchange (loss)/gain	(896)	1,369	(2,265)
Finance costs	(640)	-	(640)
Other income	457	304	153
Net Loss	(4,468)	(4,567)	99

Net loss for the three months ended March 31, 2019 was $4,468 compared to $4,567 for the three months ended March 31, 2018. The slight decrease in the net loss was mainly attributable to a share of gain (versus loss in Q1 2018) in Joint Venture and a decrease in stock-based compensation, partially offset by an increase in the foreign exchange loss, transaction costs and finance costs.

Organoclay Sales and Cost of Sales

The organoclay sales in Q1 2019 were $1,280 (Q1 2018 - $1,096), with related production costs of $1,315 (Q1 2018 - $1,496) and depreciation expense of $154 (Q1 2018 - $181) resulting in gross loss of $189 (Q1 2018 - $581).

Expenses

Exploration expenditures in Q1 2019 of $1,181 (Q1 2018 – $1,400) include expenditures incurred for the Thacker Pass project. The decrease in the Company’s exploration expenditures is mostly due to the timing and scheduling of expenditures on the Thacker Pass project.

Gain from the Joint Venture in Q1 2019 of $1,384 (Q1 2018 – loss of $164) mainly represents the Company’s share of the Exar Capital BV Joint Venture interest income on the loans to Minera Exar for the Cauchari-Olaroz project.

Stock-based compensation in Q1 2019 of $624 (Q1 2018 - $1,945) is a non-cash expense and consists of the $209 (Q1 2018 - $1,513) estimated fair value of stock options, the $98 (Q1 2018 - $432) fair market value of RSUs, and the $317 (Q1 2018 – nil) fair value of PSUs vested during the period. In Q1 2019 the Company granted 39 DSUs to its directors. Higher stock-based compensation during Q1 2018 was mainly due to the timing of the new stock option grants and RSU awards to the Company’s employees and officers.

Included in General and Administrative expenses in Q1 2019 of $1,910 (Q1 2018 - $2,017) are:

-	Office and administrative expenses of $303 (Q1 2018 - $327) include insurance, IT, telephone, and other related expenses and RheoMinerals’ general office expenses.
-

Professional fees of $241 (Q1 2018 - $325) consist mainly of legal fees of $73 (Q1 2018 – $144), consulting fees of $92 (Q1 2018 - $114) and accounting fees of $76 (Q1 2018 - $39). The decrease is due to the costs of listing the Company on the NYSE in Q1 2018.

13

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2019

-	Salaries and benefits of $853 (Q1 2018 - $771) include compensation to the Company’s employees and directors’ fees. The increase in salaries and benefits is mainly due to the new hires.
-	Regulatory and filing fees were $112 (Q1 2018 - $175). The decrease is due to the costs of listing the Company on the NYSE in Q1 2018.

Other Items

The Company recognized in Q1 2019 a foreign exchange loss of $896 (Q1 2018 – gain of $1,369). The loss was due to the weakening of the US dollar against the Canadian dollar. The Company holds most of its cash in US currency.

Other income in Q1 2019 was $457 (Q1 2018 -  $304) and includes interest income earned on the Company’s cash and cash equivalents and a $150 progress payment received by RheoMinerals from Delmon.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow Highlights	Three months ended March 31,
	2019 $	2018 $
Cash used in operating activities	(4,551)	(4,373)
Cash used in investing activities	(38,270)	(5,985)
Cash provided by financing activities	37,401	(1,320)
Effect of foreign exchange on cash	51	(197)
Change in cash and cash equivalents	(5,369)	(11,875)
Cash and cash equivalents - beginning of period	41,604	55,394
Cash and cash equivalents - end of the period	36,235	43,519

As at March 31, 2019, the Company had cash and cash equivalents of $36,235 and working capital of $38,034 compared to cash and cash equivalents of $43,519 and working capital of $47,773 as at March 31, 2018.

On October 31, 2018, the Company completed the Transaction pursuant to which, among other things, Ganfeng provided Lithium Americas with a new $100 million unsecured, limited recourse, subordinated loan facility. With this new source of financing, the Company expects to have financial resources to fully fund its share of Minera Exar’s capital expenditures related to Stage 1 of the Caucharí-Olaroz project.  In addition, Ganfeng also provided a loan to Minera Exar and Minera Exar repaid $25 million of its outstanding indebtedness to the Company.

On April 1, 2019, the Company announced the Project Investment, which upon closing, will result in Ganfeng and the Company each holding a 50% interest in Minera Exar. See discussion elsewhere herein.

The Company will require additional working capital for further development of its lithium projects and to continue development of its Organoclay business. The timing and the amount of Lithium Nevada and RheoMinerals expenditures are within the control of the Company due to its direct and sole ownership.  Pursuant to the agreements governing the Joint Venture on the Cauchari-Olaroz project, decisions regarding capital and operating budgets for that project require agreement between LAC and its Joint Venture partner.

The Company is in the development stage and as such, does not generate sufficient revenues from operations. The Company’s capital resources are determined by the status of the Company’s projects, and its ability to compete for investor support of its projects. The Company’s access to future financing is always uncertain. There can be no assurance that the Company will be successful in having continued access to significant equity and/or debt funding. Except as disclosed, the Company does not know of any trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity and capital resources either materially increasing or decreasing at present or in the foreseeable future. The Company does not now, nor does it expect in the future to engage in currency hedging to offset any risk of currency fluctuations.

14

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2019

Financings

Ganfeng and Bangchak Investment Agreements

During the year ended December 31, 2017, the Company completed the closing of the investment agreement (the “Ganfeng Investment Agreement”) with Ganfeng and the investment agreement (the “Bangchak Investment Agreement”) with Bangchak through its wholly-owned subsidiary, BCP Innovation Pte Ltd (“BCPI”) for funding to advance the construction of the Cauchari-Olaroz lithium project in Jujuy, Argentina. Pursuant to these agreements, each of Ganfeng and Bangchak agreed to co-invest in the Company through a mixture of equity subscriptions and debt financing.

The investment agreements consisted of four key components:

•

An equity financing by each of Ganfeng and Bangchak.  Ganfeng subscribed for 15,000 Common Shares while BCP subscribed for 10,000 Common Shares at a price of CDN$4.25 per common share, for gross proceeds of approximately CDN$106,000 ($80,999).

•

A $205,000 credit facility agreement.  Under this agreement, each of Ganfeng and Bangchak have committed to advance $125,000 and $80,000, respectively, with proceeds to be used to fund the Company’s share of project development contributions for Stage 1 of the Cauchari-Olaroz project.  As at the date of this MD&A, the Company has received a total of $63,125 in loans from drawdowns on this credit facility, which it has used to fund its share of the Cauchari-Olaroz project construction costs.

•

Off-take entitlements in favour of Ganfeng and Bangchak for the purchase of up to 80% and 20% respectively, of the Company’s share of the Cauchari-Olaroz project’s Stage 1 lithium carbonate production at market prices. The off-take agreements each have a term of 20 years following commencement of commercial production.

•

Investor rights agreement.  The Company entered into an investor rights agreement with each of Ganfeng and Bangchak.  Pursuant to these agreements, Ganfeng and Bangchak each have the right to nominate one individual to the board of directors of the Company so long as they maintain a 15% or more interest in the Company’s issued share capital.  Until March 31, 2019, each of Ganfeng and Bangchak had a participation right in connection with future financings to maintain a 17.5% interest and 16.4% interest respectively, so long as they maintained a 15% or more interest in the Company’s issued share capital.

Certain subsidiaries of the Company provided guarantees to both lenders, Bangchak and Ganfeng, in connection with the debt facility and provided a first priority security interest to both lenders on all assets except the interest in Minera Exar and RheoMinerals. The credit facility agreements contain certain representations and warranties, restrictions, events of default, and covenants, customary for agreements of these types.

Operating Activities

Cash used in operating activities during the period ended March 31, 2019, was $4,551 compared to $4,373 during the period ended March 31, 2018. The significant components of operating activities are discussed in the Results of Operations section.

Investing Activities

Investing activities consumed cash of $38,270 during the period ended March 31, 2019, compared to $5,985 during the period ended March 31, 2018. During the period ended March 31, 2019, the Company advanced $37,781 to Minera Exar as contributions and loans (Q1 2018 - $6,606). The advances and loans are used by Minera Exar for mining exploration or mining construction and development purposes. During the period ended March 31, 2018, $833 of an escrow deposit pursuant to the Joint Venture agreement with SQM was released. The remaining cash used in investing activities was for the additions to property, plant and equipment of $489 (Q1 2018 - $72) and additions to exploration and evaluation assets of $nil (Q1 2018 - $140).

15

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2019

Financing Activities

During the period ended March 31, 2019, the Company drew down $37,500 from the $205,000 credit facility. During the period ended March 31, 2018 the Company paid $1,273 of debt financing and transaction costs relating to the 2017 Bangchak and Ganfeng financings.

CURRENT SHARE DATA (in thousands)

As at the date of this report, the Company has 88,968 Common Shares issued and outstanding, 2,052 RSUs, 697 PSUs, 167 DSUs, and 4,920 stock options. Each of the classes of convertible securities is convertible to Common Shares on a one-for-one basis, except for PSUs. The number of shares issued upon vesting of PSUs depends on the performance of the Company’s shares compared to the peer group of companies and can vary from zero to up to two times the number of PSUs granted.

RELATED PARTY TRANSACTIONS

The Company`s Joint Venture, Minera Exar, entered into the following transactions with companies controlled by the family of its President, who is also a director of the Company:

-	Los Boros Option Agreement entered into with Grupo Minero Los Boros (see Note 4 of the Company’s March 31, 2019 unaudited condensed consolidated interim financial statements);
-	Construction services contract for Cauchari-Olaroz project with Magna Construcciones S.R.L. for $1,551 during the quarter ended March 31, 2019.

During the three months ended March 31, 2019 Minera Exar paid director’s fees of $18 (2017 - $17) to its President, who is also a director of the Company.

There were no contractual or other commitments arising from the related party transactions.  The amounts due to related parties are unsecured, non-interest bearing and have no specific terms of payment.

Transactions with Ganfeng, a related party of the Company by virtue of its position as a  shareholder and a lender to the Company, are disclosed in Notes 4, 6 and 14 of the Company’s March 31, 2019 unaudited condensed consolidated interim financial statements.

Compensation of Key Management

Key management includes the directors of the Company and the executive management team.

Effective July 1, 2018, the Company revised the remuneration of its independent directors to a base annual fee of $100 per year, of which a minimum of $60 is payable in DSUs, and an additional $17.5 per year to the Company’s Audit Committee Chair, $12.5 to the Company’s other committee chairs and $5 to committee members.  The Board Chairman remuneration was increased to $150, of which a minimum of $90 is payable in DSUs. In addition, the Company pays $1 per meeting in cash for Board and committee meetings in excess of six meetings per year.

In Q3, 2018 the Board established a Special Committee of independent directors to oversee the Transaction with subsidiaries of SQM and Ganfeng for the Cauchari-Olaroz project. The Company established remuneration consisting of a $20 retainer to the Chair and a $10 retainer to the other members of the Special Committee. In addition, the Company paid $1 per Special Committee meeting attended in excess of five meetings.

In Q1 2019 the Board established a Special Committee of independent directors to oversee the Project Investment with Ganfeng for the Cauchari-Olaroz project. The Company established remuneration consisting of a $30 retainer to the Chair and a $20 retainer to the other members of the Special Committee. In addition, there is a $1 meeting fee per Special Committee meeting attended.

16

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2019

The remuneration of directors and members of the executive management team was as follows:

	For the three months ended March 31,
	2019 $	2018 $
Stock-based compensation	416	1,010
Salaries, benefits and directors' fees included in general and administrative expenses	545	526
Salaries and benefits included in exploration expenditures	77	77
Salaries and benefits capitalized to Investment in the Joint Venture	122	50
	1,160	1,663

	As at March 31,	As at December 31,
	2019 $	2018 $
Total due to directors and executive team	170	217

CONTRACTUAL OBLIGATIONS

As at March 31, 2019, the Company had the following contractual obligations (in USD thousands):

	Not later than 1 year $	Later than 1 year and not later than 5 years $	Later than 5 years $	Total $
Credit facility	4,210	18,506	59,805	82,521
Lease of office spaces	333	876		1,209
Promissory note for RheoMinerals plant	180	599	-	779
Other	98	122	-	220
Total	4,821	20,103	59,805	84,729

The Company`s other obligations and commitments related to construction activities, royalties, option payments and annual fees to the aboriginal communities are disclosed in Note 4 of the Company’s March 31, 2019 unaudited condensed consolidated interim financial statements and most of them will only be incurred if and when the Company continues to hold the subject property or starts production. After giving effect to drawdowns made subsequent to March 31, 2019, the Company has $242 million of undrawn credit facilities available to finance its share of the capital costs of the Minera Exar Joint Venture.

FINANCIAL INSTRUMENTS

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument.  Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

All of the Company’s financial instruments are classified into financial assets and liabilities measured at amortized cost. All financial instruments are initially measured in the statement of financial position at fair value plus transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability.

Financial assets are measured at amortized cost if they are held for the collection of contractual cash flows where those cash flows solely represent payments of principal and interest. The Company’s intent is to hold these financial assets in order to collect contractual cash flows and the contractual terms give rise to cash flows on specified dates

17

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2019

that are solely payments of principal and interest on the principal amount outstanding. All of the Company’s financial assets fall under this category.

The Company assesses on a forward-looking basis the expected credit losses associated with its financial assets carried at amortized cost and fair value through OCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk. For trade receivables, the Company applies the simplified approach permitted by IFRS 9, Financial Instruments (“IFRS 9”), which requires expected lifetime losses to be recognised from initial recognition of the receivables.

OFF-BALANCE SHEET ARRANGEMENTS

The Company’s off-balance sheet arrangements related to the exploration and evaluation assets are disclosed in Note 4 of the Company’s unaudited condensed consolidated interim financial statements for the period ended March 31, 2019.  The Company’s reclamation bond arrangement is disclosed below.

DECOMMISSIONING PROVISION AND RECLAMATION BOND

The carrying value of the liability for decommissioning provision that arose to date as a result of exploration activities is $269 for the Thacker Pass project as at March 31, 2019. The Company’s $1,008 reclamation bond payable to the Bureau of Land Management was guaranteed by a third-party insurance company upon the issuance of Lithium Nevada clay mine project permit to the Company in 2014. The bond guarantee is renewed annually and secured by the Company’s $150 security deposit.

SIGNIFICANT ACCOUNTING POLICIES

Critical Accounting Estimates and Judgments

Please refer to the Company’s annual MD&A for the year ended December 31, 2018 for Critical Accounting Estimates and Judgements disclosure. The significant estimates and judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty during the three months ended March 31, 2019 were substantially the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2018.

Accounting Policies

The following significant accounting policy was amended as a result of the adoption of IFRS 16, Leases (IFRS 16). All other significant accounting policies are consistent with those reported in our 2018 annual consolidated financial statements.

The Company adopted IFRS 16 as at January 1, 2019 in accordance with the transitional provisions outlined in the standard, using a cumulative catch-up approach where the leases were recorded from that date forward and comparative information was not restated. The reclassifications and the adjustments arising from the new leasing rules are therefore recognized in the opening balance sheet on January 1, 2019. The Company recorded right-of-use assets of $296 within property, plant and equipment, measured at either an amount equal to the lease liability or their carrying amount as if IFRS 16 had been applied since the commencement date, discounted using the Company’s incremental borrowing rate on January 1, 2019. As a result, the Company recorded lease liabilities of $296 as at January 1, 2019.

As part of the initial application of IFRS 16 the Company elected to apply the following practical expedients:

•	the previous determination of whether a contract is, or contains, a lease pursuant to IAS 17 and IFRIC 4 has been maintained for existing contracts;
•	not recognize a right-of-use asset or lease liability for leases where the lease term ends within 12 months of the date of initial application;

18

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2019

•	rely on the Company’s assessment of whether leases are onerous contracts as an alternative to an impairment review;
•	exclude initial direct costs from the right-of-use asset; and
•	use hindsight when assessing the lease term.

The weighted average incremental borrowing rate for lease liabilities initially recognized as of January 1, 2019 was 5% per annum.

The following accounting policy for leases has been applied as of January 1, 2019 on adoption of IFRS 16.

Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company assesses whether the contract involves the use of an identified asset, whether the Company has the right to obtain substantially all of the economic benefits from use of the asset during the term of the arrangement and if the Company has the right to direct the use of the asset. At inception or on reassessment of a contract that contains one or more lease components, the Company allocates the consideration in the contract to each lease component on the basis of their relative standalone prices.

The Company leases offices, buildings, equipment and cars. Lease contracts are typically made for fixed periods of 3 to 5 years. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions.

Until the year ended December 31, 2018, leases of property, plant and equipment were classified as either finance or operating leases. Payments made under operating leases (net of any incentives received from the lessor) were charged to profit or loss on a straight-line basis over the period of the lease.

From January 1, 2019, leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Company. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable
•	variable lease payment that are based on an index or a rate
•	amounts expected to be payable by the lessee under residual value guarantees
•	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and
•	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

19

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2019

Right-of-use assets are measured at cost comprising the following:

•	the amount of the initial measurement of lease liability
•	any lease payments made on or before the commencement date less any lease incentives received
•	any initial direct costs, and
•	restoration costs.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

Recent Accounting Pronouncements

Other newly adopted accounting standards and amendments

Uncertainty Over Income Tax Treatments

The Company adopted IFRIC 23, Uncertainty over Income Tax Treatments (IFRIC 23) on January 1, 2019 with retrospective application. IFRIC 23 clarifies the recognition and measurement requirements when there is uncertainty over income tax treatments. The effect of uncertain tax treatments are recognized at the most likely amount or expected value. The adoption of IFRIC 23 did not affect our financial results or disclosures.

RISKS AND UNCERTAINTIES

Please refer to the Company’s annual MD&A for the year ended December 31, 2018 in the section entitled “Risks and Uncertainties”, as well as the Company’s annual information form for the year ended December 31, 2018 in the section entitled “Risk Factors” for risks and uncertainties faced by the Company, both of which are filed on the Company’s SEDAR profile at www.sedar.com.

INVESTOR RELATIONS

Jon Evans, CEO, John Kanellitsas, Executive Vice-Chairman, and Alec Meikle, VP Corporate Development, coordinate investor relations activities for the Company.

CHANGES IN DIRECTORS AND MANAGEMENT

Tom Hodgson has retired as Chief Executive Officer and as a director of the Company, effective May 15, 2019. The Board of Directors has appointed Jonathan (Jon) Evans, currently President and Chief Operating Officer, to the role of President and Chief Executive Officer and to replace Mr. Hodgson on the Board. Mr. Hodgson has agreed to stay on as a consultant to assist with the transition and will continue to support the Company as needed.

TECHNICAL INFORMATION AND QUALIFIED PERSON

Ernest Burga, P.Eng., and David Burga, P.Geo., Wayne Genck, P.Eng., and Daniel Weber P.G., RM-SME prepared the Cauchari TR.

The scientific and technical information in this MD&A has been reviewed and approved by Dr. Rene LeBlanc, a Qualified Person for purposes of NI 43-101 by virtue of his experience, education and professional association.  Mr. LeBlanc is the Chief Technical Officer of the Company and a full-time employee of Lithium Nevada Corp., a wholly-owned subsidiary of the Company.

Further information about the Thacker Pass project, including a description of data verification and QA/QC programs, is available in the NI 43-101 technical report of Lithium Americas dated effective August 1, 2018 entitled

20

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2019

“Technical Report on the Pre-Feasibility Study for the Thacker Pass Project, Humboldt County, Nevada, USA”, available on SEDAR.

Further information about the Caucharí-Olaroz project, including a description of key assumptions, parameters, description of data verification and QA/QC programs, and methods relating to resources and reserves, factors that may affect those estimates, and details regarding development and the mine plan for the project, is available in the NI 43-101 technical report, “Updated Mineral Resource Estimate for the Cauchari-Olaroz Project, Jujuy Province, Argentina”, dated March 31, 2019 available on SEDAR.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed under securities legislation is recorded, processed, summarized and reported within the time periods specified by securities regulators and include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed under securities legislation is accumulated and communicated to the Company’s management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure.  The Company’s management designed the disclosure controls and procedures to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to them on a timely basis.  The Company’s management believes that any disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS.  Management is responsible for the design and operating effectiveness of the Company’s internal controls over financial reporting.

The Company’s internal controls over financial reporting include policies and procedures that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and disposition of assets, provide reasonable assurance that transactions are recorded as necessary to permit the preparation of the financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with authorization of management and directors of the Company, and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the financial statements.

Because of their inherent limitations, internal controls over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

There has been no change in the Company’s internal controls over financial reporting that occurred during the most recently completed quarter that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2019

FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking information”). These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking information. Information concerning mineral resource and mineral reserve estimates also may be deemed to be forward-looking information in that it reflects a prediction of mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking information can be identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “propose”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe”, “scheduled”, “implement” and similar words or expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information.

In particular, this MD&A contains forward-looking information, including, without limitation, with respect to the following matters or the Company’s expectations relating to such matters: the expected benefits from the Project Investment, including successful closing and timing thereof; statements regarding anticipated decision making with respect to Minera Exar; capital expenditures and programs; estimates of the mineral resources and reserves at its properties; development of mineral resources and reserves; government regulation of mining operations and treatment under governmental and taxation regimes; the future price of commodities, including lithium; the realization of mineral resources and reserves estimates; including whether resources will ever be developed into reserves and information and underlying assumptions related thereto; the timing and amount of future production; currency exchange and interest rates; expected outcome and timing of environmental surveys and permit applications and other environmental matters; the Company’s ability to raise capital; expected expenditures to be made by the Company on its properties; the timing, cost, quantity, capacity and product quality of production of the Cauchari-Olaroz project, which is held and operated through the Company’s joint venture with Ganfeng; successful operations of the Ganfeng co-ownership structure, whether the Company ever adopts a 40,000 tpa development plan for Caucharí-Olaroz, that the Company is able to successfully monetize any increase in off-take from any such increased development plan, the timing, cost, quantity, capacity and product quality of production at the Thacker Pass project; capital costs, operating costs, sustaining capital requirements, after tax net present value and internal rate of return and sensitivity analyses, cash flows and EBITDA of the Cauchari-Olaroz project; cash flows and EBITDA of the Thacker Pass Project; the cost, timing and size of a potential expansion of the Cauchari-Olaroz project; the Company’s share of the expected capital expenditures for the construction of Stage 1 of the Cauchari-Olaroz project; successful implementation of new safety protocols; the potential for partnership and financing scenarios for the Thacker Pass project; the development of new organoclay products and the timing, cost, quantity, capacity and product quality of sales and commercial production from RheoMinerals.

Forward-looking information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-looking information is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, many of which are beyond our control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. With respect to forward-looking information listed above and incorporated by reference herein, the Company has made assumptions regarding, among other things:

•	current technological trends;
•	a cordial business relationship between the Company and Ganfeng for the Cauchari-Olaroz project;
•	ability of the Company to fund, advance and develop the Cauchari-Olaroz project and the Thacker Pass project;
•	the Company’s ability to operate in a safe and effective manner;
•	uncertainties relating to receiving and maintaining mining, exploration, environmental and other permits or approvals in Nevada and Argentina;
•	demand for lithium, including that such demand is supported by growth in the electric vehicle market;

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2019

•	the impact of increasing competition in the lithium business, and LAC’s competitive position in the industry;
•	general economic conditions;
•	estimates of and unpredictable changes to the market prices for lithium and clay-based organoclay products;
•	exploration, development and construction costs for the Cauchari-Olaroz project and the Thacker Pass project;
•	estimates of mineral resources and mineral reserves, including whether resources will ever be developed into reserves;
•	reliability of technical data;
•	anticipated timing and results of exploration, development and construction activities;
•	the Company’s ability to obtain additional financing on satisfactory terms or at all;
•	the ability to develop and achieve production at any of the Company’s mineral exploration and development properties;
•	successful closing of the Project Investment, including satisfaction of conditions precedent thereto and timing thereof;
•	accuracy of current budget and construction estimates;
•	preparation of a development plan for lithium production at the Thacker Pass project; and
•	the continued growth of demand for organoclay products or for lithium chemicals.

Although the Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable, we can give no assurance that these assumptions and expectations will prove to be correct, and since forward-looking information inherently involves risks and uncertainties, undue reliance should not be placed on such information.

The Company’s actual results could differ materially from those anticipated in any forward-looking information as a result of the risk factors contained in this MD&A, including but not limited to, the factors referred to under the heading “Risks and Uncertainties” in this MD&A. Such risks also include, but are not limited to the following: risks inherent in transactions similar to the Project Investment Transaction, including successful completion of all conditions precedent thereto; the Company’s mineral properties may not be developed as planned and uncertainty of whether there will ever be production at the Company’s mineral exploration properties; cost overruns; risks associated with the Company’s ability to successfully secure adequate funding; market prices affecting the ability to develop the Company's mineral properties; risks associated with co-ownership arrangements; risk to the growth of lithium markets; lithium prices; inability to obtain required governmental permits and operations may be limited by government-imposed limitations; technology risk; inability to achieve and manage expected growth; political risk associated with foreign operations, including co-ownership arrangements with foreign domiciled partners; emerging and developing market risks; risks associated with not having production experience; operational risks; changes in government regulations; changes to environmental requirements; failure to obtain or maintain necessary licenses, permits or approvals; insurance risk; receipt and security of mineral property titles and mineral tenure risk; mining industry competition; market risk; volatility in global financial condition; uncertainties associated with estimating Mineral Resources and Mineral Reserves, including uncertainties relating to the assumptions underlying Mineral Resource and Mineral Reserve estimates; and whether Mineral Resources will ever be developed into Mineral Reserves; whether mineral resources can ever be converted into mineral reserves, whether the Company ever adopts a 40,000 tpa development plan for Caucharí-Olaroz, that the Company is able to successfully monetize any increase in off-take from any such increased development plan, and the expected benefits from the Project Investment and other transactions described herein, including successful closing and timing thereof; opposition to development of the Company’s mineral properties; lack of unitization and reservoir management rules; surface access risk; geological, technical, drilling or processing problems; uncertainties in estimating capital and operating costs, cash flows and other project economics; liabilities and risks, including environmental liabilities and risks inherent in mineral extraction operations; health and safety risks, including those (if any) related to the car accident in Q2 2019; incorrect assessments of the value of acquisitions; unanticipated results of exploration activities; unpredictable weather conditions; unanticipated delays in preparing technical studies; the ability to manufacture

23

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2019

organoclay products that meet customer requirements; an increase in the costs of manufacturing organoclay products, including the costs of any raw materials used in the process; a reduction in demand for organoclay products or for lithium chemicals; inability to generate profitable operations; restrictive covenants in debt instruments; lack of availability of additional financing on terms acceptable to the Company and/or joint venture partners; shareholder dilution; intellectual property risk; dependency on key personnel; payment of dividends; competition for, amongst other things, capital, undeveloped lands and skilled personnel; fluctuations in currency exchange and interest rates; regulatory risk, including as a result of the Company’s dual-exchange listing and increased costs thereof; conflicts of interest; Common Share price volatility; and cyber-security risks and threats. Consequently, actual results and events may vary significantly from those included in, contemplated or implied by such statements.

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking information contained in this MD&A is expressly qualified by these cautionary statements. All forward-looking information in this MD&A speaks as of the date of this MD&A. The Company does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. Additional information about these assumptions and risks and uncertainties is contained in our filings with securities regulators, including our most recent management’s discussion and analysis for our most recently completed financial year, which are available on SEDAR at www.sedar.com.

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